CGB Green Liberty Notes LLC

June 30, 2025 Annual Report

Form C-AR

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by CGB Green Liberty Notes LLC, a CT Limited Liability Co (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Annual Report Disclosure. The Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

.

The Company - CGB Green Liberty Notes, LLC

The Company (or "Issuer") is a, special purpose, Connecticut, domestic limited liability Company that is a direct wholly-owned subsidiary of CEFIA Holdings LLC ("the Member" or "CEFIA Holdings"). The Member is wholly owned by the Connecticut Green Bank ("Parent", "Green Bank"). The Company has received a loan from the Connecticut Green Bank which it has and will continue to use to contractually pay the Member to receive the revenues from the recapitalization of the Small Business Energy Advantage ("SBEA") loan program (described below). Those revenues are used to back the Green Liberty Notes. This structure has been created to offer everyday investors the opportunity to be a part of this successful program.

The Member - CEFIA Holdings LLC

The Member is a Connecticut limited liability corporation, wholly owned by the Green Bank. The Member is the sole member and 100% owner of the Company. The Member is a party to the Master Purchase Agreement (defined below) with Eversource Energy and Amalgamated Bank detailed below.

The Parent - Connecticut Green Bank

The Member is a wholly owned subsidiary of the Green Bank. The Green Bank is the nation's first green bank, with a mission to confront climate change and provide all of society a healthier and more prosperous future by increasing and accelerating the flow of private capital into markets that energize the green economy. Since its inception, the Green Bank has mobilized over $3.11 billion of investment into Connecticut's clean energy economy at a 6.7 to 1 leverage ratio of private to public funds, supported the creation of over 30,539 direct, indirect, and induced job-years, reduced the energy burden for more than 69,000 families (in particular low to-moderate income ("LMI") families) and 8,500 businesses, deployed more than 732.2 MW of clean energy that will help avoid over 11.8 million tons of CO_2 emissions and save up to $520 million of public health costs over the life of the projects, and helped generate an estimated $158 million in individual income, corporate, property, and sales tax revenues to the State of Connecticut.

The Green Bank, through its subsidiaries and partnerships, including the Company, aims to achieve the following three goals:

1. To leverage limited public resources to scale-up and mobilize private capital investment in the green economy of Connecticut.
2. To strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses. 3. To pursue investment strategies that advance market transformation in green investing while supporting the organization's pursuit of financial sustainability.

The Green Liberty Notes achieve each of these three goals. First, the innovative recapitalization of the SBEA program (which will back the Green Liberty Notes and is explained in detail in the "Business Plan" section below) has allowed the Green Bank, through the Member, to attract $97.55M of private capital with a Green Bank Investment of just $15.63M as of August 20, 2025. Second, the SBEA program strengthens Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments transformation as the first one-year, designated Green Bond, crowdfunded debt offering in the United States.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the SBEA revenues from 25 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time of the original purchase) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.

Company History

Investments are issued by CGB Green Liberty Notes, LLC, a Connecticut limited liability Company organized on October 15th, 2021 (the "Company"). The Company was created to offer low and middle income investors greater access to green investments by issuing "Green Liberty Notes", and to back those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut, through one of the Connecticut Green Bank's (the "Green Bank" or the "Parent" or "CGB") partner programs. The Company is located at 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States, and its website address is: invest.ctgreenbank.com.

Company ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment Company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage Company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified Company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE Company

NAME	CLASS	% OWNERSHIP
CEFIA Holdings, LLC	N/A	100%

The above is the only ownership outstanding for the Company. The ownership interests of a(n) CT, LLC give the owner the right to share in the profits of the Company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Bryan Garcia

Title: President and CEO, Connecticut Green Bank

Work History: At Parent: June 2011 - Present

Biography: Bryan Garcia is the president and CEO of the Connecticut Green Bank, the nation's first state-level green bank. Before joining the Green Bank, Garcia was program director for the Yale Center for Business and the Environment. At Yale, Garcia led efforts to develop a leading global program responsible for preparing environmental leaders for business and society. He holds a B.S. degree in political economy of natural resources from U.C. Berkeley, M.P.A. in public and non-profit administration and an M.B.A. in finance from New York University, and an M.E.M. degree from Yale University.

Brian Farnen

Title: General Counsel and Chief Legal Officer, Connecticut Green Bank

Work History: At Parent: December 2011 - Present

Biography: As General Counsel and Chief Legal Officer for the Connecticut Green Bank, the nation's first green bank, Brian directs all legal, legislative and regulatory affairs. Brian was an attorney with the AmLaw 100 law firm Edwards Angell Palmer & Dodge before accepting a position with Sikorsky Aircraft as a senior attorney. At Sikorsky, Brian provided legal counsel for the majority of Sikorsky's strategic international sales campaigns and oversaw all global environmental, health and safety legal matters. Brian obtained his Bachelor of Arts Degree from the University of Connecticut. He went on to earn both his Juris Doctorate and Masters of Business Administration from the University of Connecticut School of Law and School of Business, respectively. Brian is currently a professor at the undergraduate level teaching business law, environmental law and employment law.

Bert Hunter

Title: Executive Vice President and Chief Investment Officer, Connecticut Green Bank

Work History: At Parent: May 2012 to Present

Biography: As Chief Investment Officer of the Connecticut Green Bank, Bert leads the finance team's development of new and innovative financing programs that attract more private capital to scale-up the state's clean energy investments, including energy efficiency, renewables and alternative fuel vehicles and associated infrastructure. Bert was Vice President of Finance and Chief Financial Officer of Spectrum Capital, Ltd, an investment bank focused on commercial aircraft finance and investment in U.S. electric power generation. Prior to Spectrum, Bert was the treasurer of the international leasing Company of Chemical Bank, where he managed the funding for a billion-dollar portfolio of aircraft and equipment loans and leases outside the United States. Bert is an alumnus, a former Trustee and former member of the Board of Visitors of Wake Forest University (BS) and received his MBA from the Wharton School at the University of Pennsylvania.

Mackey Dykes

Title: Vice President of Financing Programs, Connecticut Green Bank

Work History: At Parent: February 2012 to Present

Biography: Mackey joined the Connecticut Green Bank in 2012, where he leads the Commercial and Industrial Programs. Prior to joining the Connecticut Green Bank, Mackey was the White House Liaison at the U.S. Department of Energy. He has also held leadership positions in several political campaigns. He holds a Bachelor of Science degree in Political Science from Vanderbilt University.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

Use of Funds

The Company uses the funds from Offerings as follows:

Net Proceeds from the issuance and sale of the Notes will be used by the Issuer to pay certain expenses incurred in connection with the issuance of the Notes. Specifically, the Company plans the following uses of funds for core business activity:

- **Pay funding portal service fees   Service Fees**.

- **Hold the Remaining Funds to be used for Debt Service or to purchase participation interests in SBEA loan tranches:** The rest of the funds will be held in the Company for the debt service of this issuance. Additionally, the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that no event of default under the Notes has occurred and is continuing.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

CEEF Risk

The SBEA program is designed such that resources from the Connecticut Energy Efficiency Fund ("CEEF") are used by Eversource (as agent for the CEEF) to repay the Member for any loan losses from the Master Purchase Agreement. If the CEEF is no longer able to perform this role, the Member and the Company would be exposed to these loan losses without any available recourse. Such a situation could impact the ability of the issuer to repay the Notes.

Eversource Risk

There is a risk that Eversource will not perform its duties which include: review and selection of loan applications vs loan criteria, and importantly for note holders, service loans in a professional and timely manner. Eversource also acts as an agent for the CEEF, and any delay in the repayment of loans or delinquent balances to the Member could impact its ability to pay the Company, and as a consequence this could impact the issuer's ability to pay the noteholder their principal and interest.

Customer Repayment Risk

There is a risk that Customers fail to pay Eversource and default on their loans. If a substantial group of borrowers default, as a result of general economic conditions, Force Majeure events, or any other reason, it could overwhelm the CEEF's ability to cover the loan losses. Depending on the scale of the defaults, this could lead to a delay in repayments from CEEF or a complete inability to cover the losses.

General economic conditions

The success of the Company can be impacted by general economic conditions. If a large-scale economic downturn, like the great recession or the economic downturn that resulted from the onset of the COVID-19 pandemic, were to occur during the duration of these notes, widespread defaults or late payments may occur. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Force Majeure

As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or other event beyond the control of the Company could cause damage to the SBEA equipment upgrades or cause other damage that could eliminate customer's energy savings or otherwise hinder their ability to repay their loans, possibly leading to defaults. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state and local. Regulations are continually being reviewed and court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on our business.

Breach of Contract

There is a possibility that there could be a breach of contract associated with the project. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to pay investors.

Cash Flow Delays

The loan revenues may be delayed because of administrative errors or other factors outside of the Company's control. The repayment of delinquencies also come in a delayed fashion as loans aren't considered delinquent until there have been 4 months without payment. Once a loan is considered delinquent it could take multiple months for the Member to be repaid by Eversource (acting as the agent for CEEF) because Eversource will then reach out to the customer and investigate whether there has been an error or if the customer will be able to catch up with payments. If there are significant delays, it could leave the Company without the cash flow to pay Note obligations.

Limited Assets

The Company has limited assets. The Notes are non-recourse obligations of the Company and are payable solely from the Company's anticipated revenues related to the SBEA Program. Generally, if Noteholders do not receive their distribution payments on the Notes, they will have no recourse against the Company, the Member, the Parent, or any of their respective affiliates. Consequently, Noteholders must rely solely on the anticipated revenues related to the SBEA Loan Program for the payment of principal and interest on the Notes.

Timing and Amount of SBEA revenues will depend on the Performance of the Member

The SBEA Program Assets will be managed by the Member. No person will provide a guarantee of the obligations of the Member, including, without limitation, the Parent or the State of Connecticut. The amount and timing of periodic distributions of SBEA revenues will depend in part on the relative skill and diligence exercised by the Member in performing its obligations with respect to the SBEA Program. Various factors may affect the ability of the Member to fulfill its contractual obligations and the resources that the Member may be able or willing to devote to servicing the SBEA Program. These factors may include, for example, the financial condition of the Member at any time, litigation or governmental proceedings involving the Member or the Parent, the size and rate of growth of the Member's portfolio, and the amount of time required to be

devoted by management personnel to other activities. Resignation or termination of the Officers of the Company for any reason may affect the timing and amount of periodic distributions on the Notes.

<u>Unsecured Fixed Income Note Risks</u>

Limited Upside Potential

With fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). And because with fixed income, the amounts payable on the Notes are fixed amounts, a noteholder does not have the ability to participate in any economic upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Valuation risk

There is currently a very limited market of comparable offerings that the Company referenced for the purpose of setting an appropriate interest rate for the Notes.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If market interest rates go up (for example from 4.5% to 5.25% for a similar investment) in the future, your investment will maintain its original lower coupon rate.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are riskier inherently.

No Ownership or Voting Rights.

The Notes are a debt instrument and holders will have no voting rights or other ability to influence actions of the Company.

Limitations on recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No Opportunity to Cure

The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes.

Green Designation Risk

"Green" labels on Notes and Bonds are solely for identification purposes and do not provide or imply that the owners of the Notes are entitled to any security other than that described under the Terms of the Notes. The designation also does not address the merits of the decision by the Company, its Parent, the Member or any third party to participate in the SBEA Loan program or other program; it merely conveys conformance with the [Green Bond Principles (GBP) formulated by International Capital Market Association (or ICMA)](#). The designation by an independent third party is a point in time review of the 4 components of the Principles versus the Notes offering, and there is no guarantee that the Company will maintain this designation as it is a voluntary commitment on the part of the Company.

CGB by the very nature of our mission, aligns with select UN Sustainable Development Goals (SDGs) to contribute to global sustainable development, confirmed by a third party opinion. However, there is no single source to confirm our alignment with specific goals, and aligning with these goals does not guarantee any specific outcomes. Additionally, while we may state alignment with particular SDGs, interpretations can vary as the goals themselves are not strictly defined. This means that our efforts may be viewed differently by various stakeholders.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage Company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed Company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from Company insiders or immediate family members. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note/Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Details of Security

The Notes are governed by a separate document called a Subscription Agreement For information purposes, a sample of the Subscription Agreement for the 14th Offer is attached as Exhibit A.

This section summarizes the principal features of the Subscription Agreement. However, this is only a summary.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at the annual rate stated in your Subscription Agreement for your particular investment.

- The Company must pay the principal and accrued interest at maturity

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery. The Company expects Honeycomb Credit to facilitate its repayments to investors, and provide their 1099 Tax Forms.

- All payments by the Company to investors will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If you want to sell your Note, you must first offer to sell it back to the Company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Subscription Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly traded Company.

- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the

Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Subscription Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Any additional classes of securities being offered will be pari passu with existing issuances of the Green Liberty Notes.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the notes will not have the right to share in the profits of the Company or participate in the management of the Company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The Member or Parent could make decisions that are bad for the Company and thereby adversely affect the economic interests of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the Company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The Company could issue securities with rights equivalent to those of the debt obligations.

If the Company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. What other exempt offerings has the issuer conducted within the past three years?

The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from December 14, 2021 to January 14, 2022. $190,400 of funds were raised, equal to a total of $190,400 in debt securities issued to 113 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 13, 2022 to May 13, 2022. $114,335 of funds were raised, equal to a total of $114,335 in debt securities issued to 50 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 7, 2022 to August 5, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 81 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 29, 2022 to October 27, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 73 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from January 9, 2023 to January 31, 2023. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 103 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 17, 2023 to May 18, 2023. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 104 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from June 26, 2023 to August 3, 2023. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 96 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 28 - October 26, 2023. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 89 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from January 11 - February 11, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 95 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 15 - May 16, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 105 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 8 - August 4, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 102 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from February 25 - March 19, 2025. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 118 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from May 20 - June 19, 2025. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 124 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from September 8 - October 9, 2025. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 109 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website.

Use of Proceeds for offerings through May 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	250,000	100%
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	48,250	96.5%	245,250	98.1%
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	48,250	96.5%	245,250	98.1%

Use of Proceeds after May 2023 to August 2024

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	350,000	100%
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	48,250	96.5%	343,750	98.2%
Less: Debt Service	48,250	96.5%	343,750	98.2%
Total Use of Net Proceeds	48,250	96.5%	343,750	98.2%

Use of Proceeds for the 13th and 14th Offerings via Honeycomb Credit (Feb 2025 to October 2025) - Maximum of

$350K - 3.5% of raised funds to Honeycomb Credit as funding portal, with the Net Proceeds: to be used for Debt Service or to purchase participation interests in SBEA loan tranches.

8. The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

> *1. any director or officer of the issuer;*
> *2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
> *3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
> *4. or (4) any immediate family member of any of the foregoing persons.*

The Company entered into a loan agreement with the Parent, and contractually purchased a 100% participation interest in the future SBEA revenue from the first 25 tranches purchased by the Member (the "Participation Interests"). . This obligation is subordinate to every amount due to the crowdfunding debt as and when due. The maximum principal amount of the revolving loan is $10 million, with a zero percent (0%) interest rate. Each advance under the revolving loan will be used by the Company to purchase Participation Interests. The current balance is $6,262,678 as of October 28th, 2025. In the future, the Company may purchase Participation Interests in new SBEA tranches without drawing on the loan from the Parent, when doing so would not impair any covenants of outstanding Green Liberty Note Securities. Separately, the Company has and will continue to pay the Parent for certain shared services as described in the Anticipated Expenses, and has and will pay the Parent for certain outside service fees as described in the Use of Funds.

Creditor	Amount	Interest Rate	Completion Date
Green Liberty Notes #12	$350,000	4.50%/4.75%	March 25th, 2026
Green Liberty Notes #13	$350,000	4.50%/4.75%	June 25th, 2026
Green Liberty Notes #14	$350,000	4.50%/4.75%	October 13th, 2026
Connecticut Green Bank	$6,262,678	0%	June 30th, 2032
Total Balance	$7,312,678		

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. The Company is seeking funds to open up investment opportunities for more people. The financial future of the Company cannot be guaranteed.

Please see Exhibit B for Audited financial statements by a Certified Public Accountant

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the SEC;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

      i) in connection with the purchase or sale of any security;

      ii) involving the making of any false filing with the Commission;

      iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
      i) at the time of the filing of this offering statement bars the person from:
            a) association with an entity regulated by such commission, authority, agency or officer;
            b) engaging in the business of securities, insurance or banking;

c) engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

Issuer Name: CGB Green Liberty Notes

Doing Business As: CGB Green Liberty Notes, LLC

Offering Amount: $50,000 – $350,000

Security Type: Senior Unsecured Debt

Rate%: 4.50% Annual Interest Rate except for existing investors who reinvest through the reinvestment offer; those investors reinvesting receive 4.75% annual interest. Please see the "Reinvestment" section of the Subscription Agreement, and the Form C for full details.

Repayment Length / Maturity Date: 12 months from the campaign end date plus 4 business days

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

1. Offering.

This Subscription Agreement (this "Agreement") addresses the offer for sale (the "Offering") of up to $350,000 of unsecured debt securities (the "Notes") issued by CGB Green Liberty Notes, LLC, a Connecticut limited liability Company (the "Company"), during the period set forth on the Company's offering page at www.honeycombcredit.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date"). The Notes will be issued 4 business days immediately succeeding the Offer Close Date - the "Issuance Date".

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 (the "Form C", and, together with all related attachments and disclosures thereto, the "Offering Disclosure Documents"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("Securities Act"), or under the securities laws of the State of Connecticut (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("SEC") under the Securities Act and the Securities Exchange Act of 1934 (collectively, "Regulation Crowdfunding").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "Offeree") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Honeycomb Credit and will be available on the Company's Offering Page at www.honeycombcredit.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Honeycomb Credit, and will not be required to reconfirm by re-signing this Agreement.

2. Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "Subscribed Securities") in an original principal amount ("Principal Amount") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Allocations of Investments

Allocations of investments in the Offering will generally be made on a first come first served basis. The Company generally intends for the maximum investment to be $28,500.00 per Offeree. However, priority will be given first to investors who reinvest through the reinvestment offer, and then to Connecticut residents who invest $1,150 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of residence, who invest $1,150 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for reinvestments and investments of $1,150 or less do not exceed the Maximum Offering Amount, additional subscriptions for investments will be allocated on a first come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount (investments placed above the maximums may be declined). Investors should take this into consideration when they consider the timing of placing their investment commitment.

Reinvestment

For all Investors who invested in Green Liberty Notes - 11th Offer (5.25%/5.50% annual interest rate maturing on August 8, 2025):

You are eligible for an increase in interest rate from 4.50% to 4.75% on an investment of up to $28,500 in this new offering, if you meet all of the below:

You purchased the Note during the original Offer 11 period (July 8, 2024 to August 4, 2024)

You currently own the Offering 11 Note

Your new investment is from the same account

Your new investment is not greater than $28,500

You input your new investment into the 14th Offer on Honeycomb Credit during the offering period

To pay for your new investment into the 14th Offer, you can pay with funds in your Honeycomb Wallet, funds from another source, or a hybrid approach using both Wallet and another source.

3. Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "Closing") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to the Escrow Agent in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "Purchase Price") equal to 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the

Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4. Record of Purchase; Uncertificated Securities.

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5. Representations and Warranties of the Company.

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a) Organization and Standing

The Company is a limited liability Company duly organized and existing under the laws of the State of Connecticut and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b) Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c) Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or

encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6. Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Honeycomb Credit follows:

(a) Suitability Standards

(i) the Offeree is familiar with and understands the business and financial position of the

Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii) the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii) the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv) any financial information that it has provided to Honeycomb Credit and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v) all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi) Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b) Disclosure of Information

(i) the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii) the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii) the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv) in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Honeycomb Credit.

(c) Power & Authority

(i) if the Offeree is an individual, that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies; and

(ii) the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d) No Resale; No Withholding; Manner of Offering

(i) the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii) the Offeree is not subject to backup withholding;

(e) Updates and Reliance

The Offeree shall notify Honeycomb Credit at info@honeycombcredit.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities. The Offeree understands that the Company and Honeycomb Credit are relying on the accuracy and completeness of the representations made by the Offeree to Honeycomb Credit and in this Agreement.

7. Acknowledgements and Understandings of the Offeree.

The Offeree acknowledges and confirms to Honeycomb Credit and the Company that it understands the following:

(a) No Registration; No Reliance

(i) the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the State of Connecticut);

(ii) no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii) the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv) the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v) it is not relying and will not rely on any communication (written or oral) of the Company, Honeycomb Credit, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi) none of the Company, Honeycomb Credit or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b) Transfer Restrictions

(i) the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii) the Company has not: (A) given any guarantee or representation as to the potential success, return, effector benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii) consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c) No Cancellation

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8. Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i) the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii) for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

9. **Indemnification**.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the member or other owners of the Company, (iii) Honeycomb Credit, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties, and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10. Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __CGB Green Liberty Notes, LLC_____

Address: __ 75 Charter Oak Avenue, Hartford, CT 06106

Tel: __860.257.2892_____

Attention: __General Counsel_____

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. Miscellaneous.

(a) Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits, schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b) Governing Law; Consent to Jurisdiction

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, with applying any conflict of law principles. The parties hereby consent to the personal jurisdiction of all federal and state courts in Connecticut and agree that venue shall lie exclusively in Hartford County, CT.

(c) Survival of Representations

All agreements, representations, warranties and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d) Amendment and Waiver

(i) Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii) Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "Majority Holders"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e) Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f) Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g) Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h) Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(l) Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Appendix 1: Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $350,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

The Green Liberty Notes represent an obligation solely of the Company, CGB Green Liberty Notes, LLC, and are not insured or guaranteed by the State of Connecticut, the Connecticut Green Bank or any affiliates or any other person or entity.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") 12 months from Issuance Date (the "Maturity Date"), the original principal amount of the Notes specified on the signature page hereto.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to, but excluding the date such principal amount is paid, at a simple interest rate equal to four and one-half percent 4.50 % per annum, calculated based on a 365-day year for the actual number of days elapsed. Note: The simple interest rate is equal to four and three quarters percent 4.75% per annum on reinvested proceeds from CGB Green Liberty Notes - 11th Offer - 5.25% or 5.5% annual interest rate due August 8, 2025.)

The Company shall pay accrued and unpaid interest to each Holder (i) on the Maturity Date ("Interest Payment Date").

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below on the date of any (i) Event of Default or (ii) Change of Control (as defined below).

All Payments on Business Days; Payments to Holder on Record Date

If the Maturity Date, any Interest Payment Date, or any Mandatory Redemption Date (each, a "Payment Date") falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to whoever is the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York or Connecticut are authorized by law to

close, and (ii) "Record Date" means, with respect to any Payment Date (whether or not it is a Business Day), the Business Day that is ten (10) Business Days prior to such Payment Date.

The Company will maintain a projected debt service coverage ratio of 2.0x or greater while Notes are outstanding.

Seniority

The indebtedness evidenced by the Notes is Senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity with other unsecured debt securities which may be issued by the Company, and (ii) the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that (a) no Event of Default under the Notes has occurred and is continuing and (b) any such payments of principal, interest, fees or expenses with respect to any Other Indebtedness do not or are not reasonably believed by the Company to result in an Event of Default.

"Other Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such

failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Appendix 2: Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the [SEC EDGAR](#) database.

Type in CGB Green Liberty Notes, LLC in the "Company and person lookup" box.

The Company's Offering page that can be found on www.honeycombcredit.com has a Tab for Crowd and Company Live Questions and Answers!

Appendix 3: Restrictions on the Transfer or Sale Of Securities

If you want to sell your Note, you must first offer to sell it back to the Company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (see Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4: Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at *https://www.ecfr.gov/current/title-17/chapter-II/part-227.*

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 (§ 230.501 of this chapter)), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with § 230.501 of this chapter.

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) may rely on the efforts of an intermediary required by § 227.303(b) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and § 227.100(a)(2), *provided*

that the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5: Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group ECFR6e6

<u>Mandatory Principal Executive Officer Certification Language</u>

I, Jane Murphy, certify that:

(1) the financial statements of CGB Green Liberty Notes LLC included in this Form are true and complete in all material respects

NAME: Jane J. Murphy

TITLE: Executive Vice President of Finance and Administration, Connecticut Green Bank

51a4c86c0174/section-230.501

EXHIBIT B – Audited Financials for June 30, 2024 and June 30, 2025

CGB Green Liberty Notes, LLC

Financial Statements

For the Years Ended June 30, 2025 and 2024

CGB Green Liberty Notes, LLC

Financial Statements
For the Years Ended June 30, 2025 and 2024

Table of Contents



PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Independent Auditors' Report

Shareholders
CGB Green Liberty Notes, LLC

Opinion

We have audited the accompanying financial statements of CGB Green Liberty Notes, LLC (the "Company"), which comprise the balance sheets as of June 30, 2025 and 2024, and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

CGB Green Liberty Notes, LLC

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Wethersfield, Connecticut
October 3, 2025

CGB Green Liberty Notes, LLC

Balance Sheets
June 30, 2025 and 2024

	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 2,418,624	$ 3,077,457
Accounts receivable	264,807	199,896
Promissory notes receivable (net)	1,730,214	1,559,092
Total current assets	4,413,645	4,836,445
Noncurrent assets:		
Promissory notes receivable (net)	3,332,978	3,030,626
Total assets	$ 7,746,623	$ 7,867,071
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 550	$ -
Notes payable	1,050,000	1,400,000
Accrued interest payable	21,465	37,037
Total current liabilities	1,072,015	1,437,037
Noncurrent liabilities:		
Sponsor note payable	6,262,678	6,262,678
Total liabilities	7,334,693	7,699,715
Member's equity	411,930	167,356
Total liabilities and member's equity	$ 7,746,623	$ 7,867,071

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Operations
For the Years Ended June 30, 2025 and 2024

	2025	2024
Operating revenues:		
Loan interest including amortization of discount	$ 237,030	$ 170,264
Operating expenses:		
Accounting and auditing	12,900	14,650
Consulting fees	33,500	25,416
Debt issuance costs	2,824	10,000
Total operating expenses	49,224	50,066
Operating income	187,806	120,198
Nonoperating revenues (expenses):		
Interest income	115,463	72,868
Interest expense	(58,695)	(58,885)
Total nonoperating revenues (expenses)	56,768	13,983
Net income	$ 244,574	$ 134,181

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Member's Equity
For the Years Ended June 30, 2025 and 2024

Member's equity - July 1, 2023	$ 33,175
Net income	134,181
Member's equity - June 30, 2024	167,356
Net income	244,574
Member's equity - June 30, 2025	$ 411,930

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Cash Flows
For the Years Ended June 30, 2025 and 2024

	2025	2024
Cash flows from (used in) operating activities		
Payments for accounting and auditing	$ (12,350)	$ (14,931)
Payments for consulting fees	(33,500)	(25,416)
Payments for debt issuance costs	(2,824)	(10,000)
Net cash from (used in) operating activities	(48,674)	(50,347)
Cash flows from (used in) investing activities:		
Purchases of loan receivable	(2,417,166)	(2,680,573)
Proceeds for loan repayments	2,115,811	1,975,617
Interest income	115,463	72,868
Net cash flows from (used in) investing activities	(185,892)	(632,088)
Cash flows from (used in) financing activities:		
Amounts received from sponsor	-	496,371
Proceeds for notes issued	1,050,000	1,400,000
Notes principal payments	(1,400,000)	(1,000,000)
Interest payments	(74,267)	(39,212)
Net cash from (used in) financing activities	(424,267)	857,159
Net change in cash and cash equivalents	(658,833)	174,724
Cash and cash equivalents - July 1, 2024	3,077,457	2,902,733
Cash and cash equivalents - June 30, 2025	$ 2,418,624	$ 3,077,457
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income	$ 244,574	$ 134,181
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Amortization of discount	(237,030)	(170,264)
Interest income	(115,463)	(72,868)
Interest expense	58,695	58,885
Increase (decrease) in:		
Accounts payable	550	(281)
Net cash from (used in) operating activities	$ (48,674)	$ (50,347)
Supplemental disclosure of cash flow information:		
Loan interest from amortization of discount	$ 237,030	$ 170,264

The notes to financial statements are an integral part of these financial statements.

Notes to Financial Statements
June 30, 2025 and 2024

1. **Nature of operations and significant accounting policies**

   Organization

   CGB Green Liberty Notes, LLC was formed on October 15, 2021 ("Inception") in the State of Connecticut. The financial statements of CGB Green Liberty Notes, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hartford, CT.

   The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank" or the "Parent").

   Nature of operations

   CGB Green Liberty Notes, LLC was formed to offer low and moderate income investors greater access to green investment by issuing "Green Liberty Notes", and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank's partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

   Basis of presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis, revenue is recognized when earned and expenses are recorded when the related liability for goods and services is incurred, regardless of the timing of cash flows.

   Use of estimates

   The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash and cash equivalents

   Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

1. Nature of operations and significant accounting policies (continued)

Promissory notes receivable

Promissory notes receivable are shown net of discounts. Loan interest is recognized as the discount is amortized using the effective interest method.

Revenue recognition

CGB Green Liberty Notes, LLC derives revenue from loan interest derived from recognition of the discount on the small business, municipal, and state energy efficiency loan portfolio of loans. Loan interest is recognized on an accrual basis.

Concentration of credit risk

The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance corporation (FDIC).

The promissory notes receivable consists of a participation interest in a portfolio of energy efficient loans for projects located in Connecticut.

Income taxes

The Company has elected to be treated as a pass-through entity for federal and state income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to its member which is a governmental entity. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to quality as a pass-through entity. Accordingly, these financials statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitation on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitation.

Subsequent events evaluation by management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement was available to be issued, which date is October 3, 2025.

2. Promissory notes receivable

The Company entered into participation agreements with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership stake of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis corresponding to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. The participation by the Company is without recourse to CEFIA Holdings.

CGB Green Liberty Notes, LLC

Notes to Financial Statements
June 30, 2025 and 2024

2. Promissory notes receivable (continued)

The loans are purchased at a discount rate that is established in the purchase agreement. The Company has purchased the loans under 4 separate purchase agreements with discount rate ranging from 5.68% to 6.42%.

Loan interest is accrued based upon the amortization of the discount as the loans are repaid.

In the event of a loan default, the loans are 100% backed by the Connecticut Energy Efficiency Fund (CEEF). As such the company has no impaired loans and has not made any provision for loan loss.

The promissory notes receivable is reported net of the discount balance of $832,071 and $653,500 as of June 30, 2025 and 2024, respectively.

Future principal repayments are as follows:

Year Ended June 30	Loan Portfolio	Discount	Balance
2026	$1,994,030	$ (263,816)	$ 1,730,214
2027	1,371,803	(194,345)	1,177,458
2028	1,104,024	(159,279)	944,745
2029	793,458	(117,517)	675,941
2030	374,842	(56,744)	318,098
Thereafter	257,106	(40,370)	216,736
Totals	$5,895,263	$ (832,071)	5,063,192
Current portion			(1,730,214)
Long-term portion			$ 3,332,978

3. Green Liberty notes payable

The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rates*	Balance June 30, 2025	Balance June 30, 2024
Crowdfunding 7	8/9/23	8/9/24	5.00/5.25%	$ -	$ 350,000
Crowdfunding 8	11/1/23	11/1/24	5.25/5.50%	-	350,000
Crowdfunding 9	2/14/24	2/15/25	5.25/5.50%	-	350,000
Crowdfunding 10	5/20/24	5/20/25	5.25/5.50%	-	350,000
Crowdfunding 11	8/8/24	8/8/25	5.25/5.50%	350,000	-
Crowdfunding 12	3/25/25	3/25/26	4.50/4.75%	350,000	-
Crowdfunding 13	6/25/25	6/25/26	4.50/4.75%	350,000	-
Total				$1,050,000	$1,400,000

* Higher interest rate is a premium rate for bondholders who have invested in previous offerings.

Notes to Financial Statements
June 30, 2025 and 2024

4. Related party transactions

Sponsor note payable

In accordance with provisions of the loan agreement, the Company entered into a no-recourse loan with the Green Bank, the sponsor, to fund the purchase of the participation interest. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at 0% and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. The loans are subject to certain non-financial covenants specified in the agreement.

The Company has borrowed $6,262,768 of the line which is the balance outstanding at year end June 30, 2025 and 2024.

The Company is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank", the "Sponsor").

The Company purchased $2,417,166 and $2,680,573 of loans receivable from CEFIA Holdings during the years ended June 30, 2025 and 2024, respectively.

5. Subsequent events

The Company is in the process of a crowdfunding raise under Regulation Crowdfunding (REG-CF) with a maximum target offering amount of $350,000. The offering is expected to close in October 2025. If the maximum raise amount is reached, the sales of the notes are expected to result in net proceeds of $336,875. These notes will have 4.50%-4.75% annual interest rates to be paid on the maturity date in October 2026.

On September 26, 2025, the Company purchased $1,026,326 of SBEA loans for the 25th tranche under the SBEA participation agreement. This tranche includes 80 loans valued at $812,522 purchased at discount rates ranging from 5.71% to 5.80%. Additionally, there were 2 loans valued at $383,846 purchased at a 5.80% discount rate for which the Company received 100% interest. The loans are subject to certain non-financial covenants specified in the agreement.

*****